UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-53239

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ashton Stewart & Co., Inc

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1395 Brickell Ave., Suite 800
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brent Hippert	443-541-8400	bhippert@ashtonstewart.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company CPA's PC
(Name – if individual, state last, first, and middle name)

3535 Roswell Road, Ste 32	Atlanta	GA	30062
(Address)	(City)	(State)	(Zip Code)

6/25/2009	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brent Hippert _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ashton Stewart & Co., Inc. _____, as of December 31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



KATHLEEN MCNEAL SHEELER
Notary Public
Baltimore County
Maryland
My Commission Expires Oct. 06, 2021

Notary Public

Signature:

Title:
CFO

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ASHTON STEWART & CO., INC.

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2021

Ashton Stewart & Co., Inc.
Table of Contents

Page

Report of Independent Registered Public Accounting Firm   1

Statement of Financial Condition   2

Statement of Operations   3

Statement of Changes in Stockholder's Equity   4

Statement of Cash Flows   5

Notes to Financial Statements   6-9

SUPPLEMENTAL INFORMATION

Schedule I – Computation of Net Capital Under Rule 15c3-1   10
  Of the Securities and Exchange Commission

Schedule II & III. Management Statement from Exemption 15c3-3   11

Review Report Of The Independent Registered Accounting Firm Of
  Firm's 17a-5(d)(4) Exemption Report   12

Exemption Report Of Ashton Stewart & Co., Inc. Pursuant To
Securities And Exchange Commission Rule 17a-5(d)(4)   13



goldman & COMPANY, CPAS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Ashton Stewart & Co., Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ashton Stewart & Co., Inc as of December 31, 2021, the related statements of operations, changes in shareholder's equity and cash flows for the year then ended and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Ashton Stewart & Co., Inc as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Ashton Stewart & Co., Inc's management. Our responsibility is to express an opinion on Ashton Stewart & Co., Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's 1- Computation of Net Capital Under SEC Rule 15c3-1, Schedule 2-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule 3-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Ashton Stewart & Co., Inc's financial statements. The supplemental information is the responsibility of Ashton Stewart & Co., Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 27, 2022

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

Ashton Stewart & Co., Inc.
Statement of Financial Condition
December 31, 2021

ASSETS

Cash and Cash Equivalents	$	155,907
Total		155,907
Accounts receivable	$	1,500
Investment		3,591
Total assets	$	160,998

STOCKHOLDER'S EQUITY

Liabilities and Shareholder's Equity

Liabilities	0

STOCKHOLDER'S EQUITY:
Preferred stock, 20,000,000 undesignated shares authorized
no shares issued and outstanding
Common stock, $.001 par value, 80,000,000 shares

authorized, 8,500,000 shares issued and outstanding	8,500
Additional paid-in capital	305,436
Accumulated (deficit)	(152,938)
Total Stockholder's Equity	160,998
Total Liabilities and Stockholder's Equity	$ 160,998

The accompanying notes are an integral part of these financial statements.

Ashton Stewart & Co., Inc.
Statement of Operations
For The Year Ended December 31, 2021

REVENUES:	
Investment Banking & M&A Consulting	$ 1,543,151
Affiliation and Compliance Fees	74,063
Total revenues	1,617,214
EXPENSES:	
Consulting Fees, Commissions, Payroll (net of rep reimbursement 43,600)	1,426,065
Technology Costs	10,085
Regulatory fees (net of rep reimbursement of 6,598)	18,686
Travel & Enteriment	11,865
Other operating	13,740
Total expenses	1,480,441
INCOME BEFORE PROVISION FOR INCOME TAXES	136,773
Provision for income taxes - See note 2	-
NET INCOME	$ 136,773

The accompanying notes are an integral part of these financial statements.

Ashton Stewart & Co., Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2021

	Common Stock		Additional Paid in	Accumulated	Total
	Shares	Amount	Capital	(Deficit)	
Balance, December 31, 2020	8,500,000	$ 8,500	$ 305,436	$ (289,711)	$ 24,225
Distribution					-
Net Income				136,773	136,773
Balance, December 31, 2021	8,500,000	$ 8,500	$ 305,436	$ (152,938)	$ 160,998

The accompanying notes are an integral part of these financial statements.

Ashton Stewart & Co., Inc.
Statement of Cash Flows
For The Year Ended December 31, 2021

OPERATING ACTIVITIES

Net Income	$ 136,773
Adjustments to reconcile net income to net cash Used in operating activities:	
Accounts receivable	(1,500)
Net cash provided by operating activities	135,273

NET INCREASE IN CASH AND CASH EQUIVALENTS	135,273
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	20,634
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 155,907

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization and summary of significant accounting policies

Organization

Ashton Stewart & Co., Inc. (the Company), formerly MAS Capital Securities, Inc. and Vantage Securities, Inc., was incorporated as MAS Trade.net, Inc., on September 27, 1999, in the State of Indiana. On October 29, 2001, the Company changed its name to MAS Capital Securities, Inc.

During November 2002, the Company's sole shareholder entered into an agreement to sell all of the issued and outstanding shares of the Company to Vantage Advisor Group, LLC (VAG or LLC). The name was then changed to Vantage Securities, Inc.

During 2010, in an effort to rebrand the firm to more adequately reflect its investment banking line of business the name was changed to Ashton Stewart & Co., Inc.

During 2015 the shares of the Company were sold. The Company will continue to operate under the new ownership. The new ownership has injected capital into the Company and will continue to do so to ensure the Company meets regulatory requirements.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Regulatory Authority (FINRA).

Revenue recognition

Revenue Recognition:
On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

    a. Investment banking M&A advisory fees

Refer to Revenue Recognition Note: *Revenue from Contracts with Customers* for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

Revenue from Contracts with Customers:
The Company elected the modified retrospective approach of adoption; therefore, prior period balances are presented under legacy GAAP and may not be comparable to current year presentation.

Investment Banking, Merger and Acquisition (M&A) Services:

These services include agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued.

Affiliation and Compliance Services:

The services include amounts billed under agreements with its registered reps for the services the Firm provides that that include supervision, due diligence and review of possible transactions, this amount was $43,600 for 2021.

Registered Representative Reimbursement:

These services are reimbursed expenses from the Company's registered representatives. The Company receives reimbursements from its registered representatives for specific costs, this amount was $6,598 for 2021 and is credited to corresponding expense accounts on the statement of operations.

Income taxes

The Company follows FASB ASC 740-10 for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change. The Company has no uncertain tax positions at December 31, 2021.

Deferred taxes are classified depending on the assets and liabilities to which they relate.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash and cash equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents as of December 31, 2021.

The Company maintains its cash balances in one financial institution, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to significant credit risk related to cash.

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. Generally Accepted Accounting Principles and is required by the SEC and FINRA.

The Company is evaluating new accounting standards and will implement as required.

Note 2 – Income taxes

The Company has unused Federal Income Tax operating loss carry forwards related to our operations of approximately $201,489 which expire between 2027 and 2033. The Company has not recorded a tax provision or tax payable as it chooses to apply the current provision to the deferred tax asset. The deferred tax asset has been written off as the Company believes the utilization of the asset is not probable.

Note 3 – Net capital requirements

The Company is subject to the SEC uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $160,998, which was $155,907, in excess of its required net capital of $5,000. The Company's percentage of aggregative indebtedness to net capital was 0.00%.

Note 4 – Subsequent Events

Subsequent events have been evaluated through March 27, 2022, which is the date the financial statements were issued. The Company has determined that there are no material subsequent events requiring adjustment to or disclosure in its financial statements.

The Company lent an owner of it's holding company $19,500 on January 15, 2022. The loan is for 36 months at a 1.5% interest rate, compounded annually.

Note 5 – Commitments and Contingencies

The Company leases a virtual office on an annual contract for $1,812 per year.

Note 6 – Fair Value of Investments

Fair Value: The Company classifies its investment assets in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements. FASB ASC 820 establishes a hierarchy of inputs to fair value measurements as follows:

> Level 1 - Quoted prices in active markets for identical assets or liabilities.
> Level 2 - Inputs that derived principally from or corroborated by observable market data.
> Level 3 - Inputs that are unobservable and significant to the overall fair value measurement.

All of the Company's investment are gold and are considered Level 1 investments.

The Company purchased 2 ounces of gold through a gold bond for $3,591 the bond matured and the gold is carried at cost. There is no material income on this investment for 2021.

Securities Owned are carried at fair value in accordance with FASB ASC 820, fair value measurements.

Realized gains and losses on disposition are based on the net proceeds and the adjusted book value of the securities sold, using the specific identification method. Urealized gains and losses on marketable securities is based on the difference between cost basis and fair value of each security.

Note 7 – Concentrations:

Revenue from investment banking and consulting came from 2 clients in 2021.

Note 8 – Accounts Receivable:

The Company has evaluated accounts receivable and determined no valuation allowance is needed. All accounts receivable is considered collectable at December 31, 2021. The fees are due upon services provided.

Ashton Stewart & Co., Inc.
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2021

Stockholder's Equity per Statement of Financial Condition	$	160,998
Less: Nonallowable assets		5,091
Net capital	$	155,907
Aggregate indebtedness - items included in financial statements	$	-
Basic net capital requirement ($5,000 minimum)	$	5,000
Excess net capital	$	150,907
Precent aggregate indebtedness to net capital		0.0%

There were no material differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA

Ashton Stewart & Co., Inc.
Schedules II & III - Computation for Determination of Reserve
Requirements and Information Relating to the Possession and
Control Requirements Under Rule 15c3-3
December 31, 2021

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not claim exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in reliance of Footnote 74 of SEC Release No. 34-7003.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not claim exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in reliance of Footnote 74 of SEC Release No. 34-7003.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Ashton Stewart & Co., Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Ashton Stewart & Co., Inc.(the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to include receiving transaction-based compensation for identifying potential merger and acquisition opportunities, private placement of securities and investment banking for clients.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Ashton Stewart & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ashton Stewart & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 27, 2022

goldman & COMPANY, CPAS

Ashton Stewart & Co., Inc.

Exemption Report

Ashton Stewart & Co., Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Ashton Stewart & Co., Inc.

I, Brent E. Hippert, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.
By:

Title: CFO
March 14, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholder and Management of
Ashton Stewart & Co, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Ashton Stewart & Co, Inc. and the SIPC, solely to assist you and SIPC in evaluating Ashton Stewart & Co, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021.

Ashton Stewart & Co, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment (if any) applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Ashton Stewart & Co, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Ashton Stewart & Co, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 27, 2022

goldman & COMPANY, CPAS